INVEST IN **WAREHOUSE REPUBLIC**

# Warehousing and Logistics for E-Commerce Sellers

PITCH VIDEO    INVESTOR PANEL



warehouserepublic.com    Austin TX



Retail | Technology | Infrastructure | B2B | Services

LEAD INVESTOR

**Chris Shonk**

Our family office & VC fund are active investors in the logistics/supply chain, manufacturing, inventory management and freight/maritime industry. The "Amazon & Shopify Effect" has only just begun. The need for innovative and dynamic warehouse space is poised for exponential growth. Mark & Abhi are well known in their industry and respected founders. Their performance, data-driven decision making and creative problem solving have them positioned to be a leader in this space.

**Invested $50,000 this round**

## Highlights

1. We are profitable and growing fast. On track to do ~$2M+ in revenues in 2021
2. Waitlist of 400+ customers, ready to grow with us. We expect to 4-5X our monthly revenue in 1 year (not guaranteed)
3. Our customer base represents the fastest-growing segment in e-commerce

4 We have grown mostly via word of mouth. We get 3-5 organic inquiries every day
3 Our customer base represents the fastest-growing segment in e-commerce

4. We have grown mostly via word of mouth. We get 3-5 organic inquiries every day
5. Demand for our services outstrips the supply in our industry for the next 5-10 years!

## Our Team



**Mark Taylor** CEO/Co-Founder

While working in private equity, Mark led multiple turnarounds and directed an international sales organization. His career required him to run through walls, and solve operationally complex problems. You want him in a foxhole with you.

We believe small & medium businesses should have access to world-class logistics services to be competitive. As e-commerce sellers, we couldn't find a logistics partner who was willing to work with us given our small size and our specialized needs. So we set out to solve our needs as sellers, and in doing so, created Warehouse Republic.



**Abhi Dobhal**  COO/Co-Founder

Abhi co-founded Factom, a venture-backed blockchain company. Prior to that, he has led digital transformation projects, built a web to print manufacturing platform, and helped set up a BPO subsidiary (acquired). You want him as your wingman.

# Pitch





PROBLEM
## TOO MANY CUSTOMERS!
**CUSTOMERS SIGNUP AND TOTAL CUSTOMERS**

IN 2.5 YEARS
## CURRENT STATE

**50,000 SQ FT (SF)**
under management

**PROFITABLE**
since September 2020

**~$150,000+**
in Avg. Monthly Revenues

**AVG REV/MONTH/CUSTOMER (ARMC)**
grew from $700 to $2335

**PROVEN BUSINESS MODEL**
$1+/SF/Month in EBIT (at scale)


**ACQUIRED**
100+ customers,
stopped accepting
customers - twice!


**WAITLIST**
400+ potential
customers


**INQUIRIES**
3-5 daily organic
customer inquiries


**FORECAST**
4-5X ARMC
within a year



This slide contains forward-looking projections that cannot be guaranteed.

IN 2.5 YEARS

## REVENUE, EXPENSES,AND NET INCOME

$500,000
$400,000
$300,000
$200,000
$100,000
$0
($100,000)
Q2 2018
Q3 2018
Q4 2018
Q4 2019
Q1 2020
Q2 2020
Q4 2020*
Revenues
Expenses
Net Income





CONTEXT

**3PL demand from SMBs (small & medium size businesses) exceeds supply**

Very few 3PLs understand the challenges of serving ecommerce sellers, the new generation of SMBs.

Even fewer 3PLs willing to work with customers spending less than $5k/month.

**E-commerce sales grew 31.8% in only 3-months following the COVID-19 outbreak**

The supply chain was strained pre-COVID. It is currently operating beyond capacity

Small sellers are feeling the highest impact.



OPPORTUNITY

**The consumer experience is moving from the retail locations to fulfillment and delivery**

| | | | |
|---|---|---|---|
| Sellers need better service than what traditional 3PLs are tooled for – **Simpler pricing, automated workflows, high level of customer support** | Seller willing to allocate retail location savings to supply chain **AND** pay a premium for great service | Amazon, Walmart, Target, Shopify + other retailers & marketplaces are expanding their e-commerce capabilities by **relying on omni channel sellers who fulfill through 3PLs** | Omni channel sellers are limited in growth due to **lack of access to superior logistics partners** |

Amazon internally estimates they need **5.5M SF** of ancillary warehousing space (3PLs) for every **1M SF** of space in Amazon fulfillments centers



OUR VISION
WORLD CLASS LOGISTICS
FOR SMALL BUSINESSES
★★★★★

**KEY SUCCESS FACTOR**

**World class 3PL partner**



E-commerce Sellers represent profitable, high margin, long tail customers



Sellers prefer to focus on selling, not logistics. Once they find a good partner, they stay with

Democratized consumer
ratings are becoming the
new brand

them

**We enable small businesses to compete
with big-name retailers**

OUR SOLUTION
## SIMPLE FLAT-FEE
ALL-INCLUSIVE SERVICE

| **$35** | **$0** | **$0** | **$0** |
|---|---|---|---|
| Per pallet, per month | in- or out-processing fees | holiday surge fees | Long-term storage fees |

Customers with less
than 30 pallets pay
**$40/pallet**

Pick & Pack, Removals,
Rework responsible for
**15-20% additional
revenue**

*Pallet pricing will vary by pallet height. $30-$35/pallet is based on 48 inches pallet height

INVESTMENT
## OPPORTUNITY

Seeking
**$3M**
to expand to 400k SF
under management in 2
years

# GROWTH
# ROADMAP

| | Nov 2021 | Mar 2022 | JAN 2023 | DEC 2023 |
|---|---|---|---|---|
| **LOCATIONS** | 200K+ SF Reidsville, NC | 150K SF Dallas | 200K SF West Coast | All warehouses at capacity |
| **INVESTMENT** | $0.5M | $2M | $5M | - |
| **TARGET ANNUAL REVENUE** | $6M | $9M | $13M | $28M |
| **SQFT UNDER MANAGEMENT** | 250K SF | 400K SF | 600K SF | 600K SF |

This slide contains forward-looking projections that cannot be guaranteed.

THE
# TEAM






## MARK TAYLOR

CEO & CO-FOUNDER

Mark loves executing opportunities with high operational components. Skilled at rapidly assessing business issues, identifying business drivers and creating strategies for increasing revenue, he has returned 30x to investors within 3 years in previous ventures.

Mark holds a double BS in Finance and Entrepreneurship/Venture Management with a minor in Spanish from the University of Oklahoma, and an MBA in Entrepreneurship from the Acton School of Business in Austin, TX.



## ABHI DOBHAL

COO & CO-FOUNDER

Abhi is passionate about building powerful, profitable ways to serve customers. A "design thinker" and entrepreneur at heart, Abhi thrives at the intersection of great products and big markets. Abhi has more than 15 years of experience pioneering high-growth and efficient technology operations across both large-scale and start-up arenas.

Abhi holds a BS in Management in Information Systems from the University of Arizona, a MS in Finance from the University of Illinois at Urbana-Champaign, and an MBA in Entrepreneurship from Acton School of Business in Austin, TX.

APPENDIX

## COMPETITION


MONTHLY SPEND
$10K+
QUIET LOGISTICS
Traditional 3PLs
PICK & PACK/ FULFILLMENT
- High touch, individual picks
- More complexity
ShipCalm
shipmonk
ShipBob
WAREHOUSE REPUBLIC
WAREHOUSING & STORAGE
- Carton picks
- High volume reverse logistics
NO MINIMUM

APPENDIX

## MARKET TRENDS

**The biggest pain point for E-commerce growth is logistics infrastructure**

E-commerce purchases represented 10% of total US retail purchases, but accounted for 49% of retail purchase growth in 2019.

**E-commerce grew to 16.1% of all retail sales, up from 11.8% in Q1 2020.**

**Amazon represented 37.5% of all e-commerce sales in 2019**

FBA sellers account for > 50% of Amazon's total sales (15% of all e-commerce sales). The next largest e-commerce seller was Best Buy with 4.74% of the market.

Amazon is in the selling business, not the storage business.

**Amazon has a major congestion problem in their fulfillment centers**

More recently, Amazon has imposed more restrictive inventory limits for FBA Sellers.

This change has forced FBA Sellers to rely more heavily on 3PL partnerships.

# Downloads

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